UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): February 17, 2006

Behringer Harvard Opportunity REIT I, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	**333-120847**	**20-1862323**
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

15601 Dallas Parkway, Suite 600, Addison, Texas
75001

(Address of principal executive offices)

(Zip Code)

(866) 655-1620

(Registrant's telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.03   **Entry into a Material Definitive Agreement.**

        <u>Director Stock Option Grants</u>

        On February 17, 2006, the Board of Directors of Behringer Harvard Opportunity REIT I, Inc. (which may be referred to herein as the "Registrant," "we," "our" or "us") approved grants of options to purchase 5,000 shares of the Registrant's common stock to Barbara C. Bufkin and Robert J. Chapman pursuant to the Registrant's Amended and Restated Stock 2004 Incentive Award Plan (the "Stock Plan") at an exercise price of $9.10 per share. In addition, as a result of Steven J. Kaplan's election to the Board on February 17, 2006 as described in Item 5.02 below, Mr. Kaplan was automatically granted options to purchase 1,250 shares of common stock under the Stock Plan at an exercise price of $9.10 per share. The stock options will become exercisable upon the first anniversary of the date of grant and will expire on the tenth anniversary of the date of grant. A copy of the form of Stock Option Agreement issued to Ms. Bufkin and Messrs. Chapman and Kaplan is attached as Exhibit 10.1 and incorporated herein by reference.

        <u>Contract to Purchase Real Estate</u>

        On February 22, 2006, Behringer Harvard Opportunity OP I, LP, the operating partnership of the Registrant entered into an assignment from Harvard Property Trust, LLC, an entity affiliated with our advisor, of a contract to purchase an office building located in Minnetonka, Minnesota ("12600 Whitewater") from an unaffiliated seller, Metropolitan Life Insurance Company (on behalf of a commingled separate account). 12600 Whitewater is a two-story office building containing approximately 70,705 rentable square feet located on approximately 6.14 acres of land. The contract price for 12600 Whitewater is $9,000,000, excluding closing costs. We made an earnest money deposit of $250,000 on February 22, 2006 and an additional deposit of $250,000 on February 24, 2006.

        The consummation of the purchase of 12600 Whitewater is subject to substantial conditions. Our decision to consummate the acquisition of 12600 Whitewater will generally depend upon:

        •   the satisfaction of the conditions to the acquisition contained in the relevant contracts;

        •   no material adverse change occurring relating to the property, the tenants or in the local economic conditions;

        •   our receipt of sufficient net proceeds from the offering of our common stock to the public and financing proceeds to make this acquisition; and

        •   our receipt of satisfactory due diligence information, including appraisals, environmental reports and lease information.

        Other properties may be identified in the future that we may acquire before or instead of 12600 Whitewater. At the time of this filing, we cannot make any assurances that the closing of this acquisition is probable.

        In evaluating 12600 Whitewater as a potential acquisition and determining the appropriate amount of consideration to be paid for the property, we have considered a variety of factors including overall valuation of net rental income, location, demographics, quality of tenants, length of leases, price per square foot, occupancy and the fact that the overall rental rate at 12600 Whitewater is comparable to market rates. We believe that this property is well located, has acceptable roadway access, is well maintained and has been professionally managed. 12600 Whitewater will be subject to competition from similar office buildings within its market area, and its economic performance could be affected by changes in local economic conditions. Neither we nor our operating partnership have considered any other factors materially relevant to our decision to acquire this property.

Item 3.03   **Material Modification to Rights of Security Holders.**

On February 17, 2006, the Registrant's Board of Directors approved the Amended and Restated Distribution Reinvestment Plan, effective as of April 5, 2006 (the "Amended Plan"), attached as Exhibit 10.2. The Amended Plan supersedes the Distribution Reinvestment Plan, effective as of September 20, 2005 (the "Prior Plan").

Under the Amended Plan, as of April 5, 2006, the plan administrator will invest distributions in shares of common stock of the Registrant at a price of $9.50 per share. Under the Prior Plan, participants that made original investments at less than $9.50 per share or unit could reinvest their distributions at that lower price.

Participants in either the Prior Plan or the Amended Plan may terminate or modify their participation at any time by written notice. To be effective for any future distribution, notice must be received at least ten days prior to the last day of the month to which the distribution relates.

Item 5.02   **Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.**

On February 17, 2006, the Board of Directors of the Registrant approved the expansion of the Board of Directors from three members to five members and elected Steven J. Kaplan and Robert S. Aisner to fill the vacancies created thereby. Mr. Kaplan was also appointed as a member of the Audit Committee and Nominating Committee and as Chairman of the Compensation Committee.

In addition to serving as a director, Mr. Aisner has served as our President since our inception in November 2004 and also serves as our Chief Operating Officer. Mr. Aisner also serves as an officer of the other Behringer Harvard companies, including our advisor, for which he serves as President. We do not compensate our executive officers or our directors who are also employees of us, our advisor, or their affiliates for the services such executive officers and directors provide to us. We do, however, pay fees to our advisor and other affiliates for the services such entities provide to us.

A copy of the press release dated February 23, 2006 announcing the election of Messrs. Kaplan and Aisner to the Board of Directors is attached as Exhibit 99.1.

Item 5.03   **Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.**

On February 17, 2006, the Board of Directors of the Registrant approved an amendment to the Registrant's Bylaws effective as of February 17, 2006. Section 2.02 of the Bylaws was amended in order to provide that the annual meeting of stockholders will be held during the month of June. Prior to adoption of the amendment, the Bylaws had provided that the annual meeting of stockholders would be held during the month of February in 2005 and during the month of May in years after 2005.

Item 9.01   **Financial Statements and Exhibits.**

       (d)   Exhibits.

           3.2a   Amendment to Bylaws of Behringer Harvard Opportunity REIT I, Inc.

           10.1   Form of Stock Option Agreement.

           10.2   Amended and Restated Distribution Reinvestment Plan, effective as of April 5, 2006.

           99.1   Press Release dated February 23, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

Dated: February 24, 2006   By: /s/ Gerald J. Reihsen, III
                                          Gerald J. Reihsen, III
                                          Executive Vice President – Corporate Development & Legal

EXHIBIT 3.2a

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

Section 2.02 of Article II of the Bylaws of Behringer Harvard Opportunity REIT I, Inc. is hereby amended and restated as follows:

Section 2.02 <u>Annual Meeting</u>. An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on such day as the Board of Directors may determine during the month of June; provided, however, such meeting shall not be held less than 30 days after delivery of the annual report to the stockholders. The purpose of each annual meeting of the stockholders shall be to elect directors of the Corporation and to transact such other business as may properly come before the meeting.

Effective as of February 17, 2006

EXHIBIT 10.1

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.
AMENDED AND RESTATED 2004 INCENTIVE AWARD PLAN
STOCK OPTION AGREEMENT

Behringer Harvard Opportunity REIT I, Inc., a Maryland corporation (the "Company"), hereby grants to the optionee named below ("Optionee") an option (this "Option") to purchase the total number of shares shown below of Common Stock of the Company ("Shares") at the exercise price per share set forth below (the "Exercise Price"), subject to all of the terms and conditions of this Stock Option Agreement and the Behringer Harvard Opportunity REIT I, Inc. Amended and Restated 2004 Incentive Award Plan (the "Plan"). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the Plan. The terms and conditions of the Plan are incorporated herein by reference.

Shares Subject to Option: ☐

Exercise Price Per Share:* ☐

Term of Option:* | TEN (10) YEARS |

Vesting: Shares subject to issuance under this Option shall be eligible for exercise according to the vesting schedule described in Section 10 of this Stock Option Agreement.

IN WITNESS WHEREOF, this Stock Option Agreement has been executed by the Company by a duly authorized officer as of the date specified hereon.

BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

By: _____

Grant Date: ☐

Type of Stock Option Intended:

☐   Incentive Stock Option (ISO)

☐   Non-Qualified Stock Option (NQSO)

Optionee hereby acknowledges receipt of a copy of the Plan, represents that Optionee has read and understands the terms and provisions of the Plan, and accepts this Option subject to all the terms and conditions of the Plan and this Stock Option Agreement. Optionee acknowledges that there may be adverse tax consequences upon exercise of this Option or disposition of Shares purchased by exercise of this Option, and that Optionee should consult a tax adviser prior to such exercise or disposition.

_____
[Name of Optionee]

1. ***Exercise Period of Option.*** Subject to the terms and conditions of this Stock Option Agreement and the Plan, and unless otherwise modified in writing signed by the Company and Optionee, this Option may be exercised with respect to all of the Shares subject to this Option, but only according to the vesting schedule described in Section 10 below, prior to the date which occurs on the last day of the Term of Option set forth on the face hereof following the Grant Date (hereinafter "Expiration Date").

2. ***Restrictions on Exercise***. This Option may not be exercised, unless such exercise is in compliance with the Securities Act of 1933 and all applicable state securities laws, as they are in effect on the date of exercise, and the requirements of any stock exchange or national market system on which the Company's Shares may be listed at the time of exercise. Optionee understands that the Company is under no obligation to register, qualify or list the Shares subject to this Option with the Securities and Exchange Commission ("SEC"), any state securities commission or any stock exchange to effect such compliance. Also, this Option may not be exercised within the first six (6) months of the Grant Date noted hereon (except in situations otherwise allowed by this Option and Section 7(e)(8)(B) of the Fair Labor Standards Act) if the Optionee is currently, at the time of exercise, or has been at any time within the two (2) year period immediately preceding exercise, a non-exempt (as defined in the Fair Labor Standards Act) employee of the Company.

3. ***Termination of Option***.

(a) If the Optionee is an employee of the Company, except as provided below in this Section, this Option shall be immediately forfeited and may not be exercised after the date which is ninety (90) days after Optionee ceases to perform services for the Company, or any Parent or Subsidiary. Optionee shall be considered to perform services for the Company, or any Parent or Subsidiary, for all purposes under this Section and Section 10 hereof, if Optionee is an officer or full-time employee of the Company, or any Parent or Subsidiary, or if the Board determines that Optionee is rendering substantial services as a part-time employee, consultant, contractor or advisor to the Company, or any Parent or Subsidiary. The Board shall have discretion to determine whether Optionee has ceased to perform services for the Company, or any Parent or Subsidiary, and may determine that a material reduction or decrease in responsibilities is a cessation of the performance of services. The effective date on which services are determined by the Board to have ceased is the "Termination Date."

(i) *Termination for Cause.* If Optionee ceases to perform services for the Company, or any Parent or Subsidiary, for Cause, this Option shall immediately be forfeited, along with any and all rights or subsequent rights attached thereto, as of the Termination Date, but in no event later than the Expiration Date. For this purpose, "Cause" shall be defined as set forth in the written employment agreement between the Optionee and the Company, or, if no such written agreement exists or if "Cause" is not defined in such written employment agreement, "Cause" shall be defined as set forth in the Plan, or, if not defined in the Plan, "Cause" shall mean actions or omissions harmful to the Company as determined by the Board in its sole and absolute discretion.

(ii) *Death.* If Optionee ceases to perform services for the Company, or any Parent or Subsidiary, as a result of the death of Optionee, this Option, to the extent (and only to the extent) that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee's legal representative within one (1) year after the Termination Date, but in no event later than the Expiration Date.

(iii) *Disability.* If Optionee ceases to perform services for the Company, or any Parent or Subsidiary, as a result of the disability (within the meaning of Code §22(e)(3)) of Optionee (as determined by the Board in its sole discretion), this Option, to the extent (and only to the extent) that it would have been exercisable by Optionee on the Termination Date, may be exercised by Optionee within one (1) year after the Termination Date, but in no event later than the Expiration Date.

(iv) *No Right to Employment or Other Relationship.* Nothing in the Plan or this Stock Option Agreement shall confer on Optionee any right to continue in the employ of, or other relationship with, the Company, or any Parent or Subsidiary, or limit in any way the right of the Company, or any Parent or Subsidiary, to terminate Optionee's employment or other relationship at any time, with or without cause.

(b) If the Optionee is an Outside Director (as defined in the Plan), except as provided by the Board or a committee thereof at the time of grant or thereafter, in the event an Outside Director's service to the Company terminates before the Options have vested, any Option granted to such Outside Director that has not vested shall be cancelled and the Outside Director shall have no further right or interest in such forfeited Option. Except as provided by the Board or a committee thereof at the time of grant or thereafter, in the event an Outside Director's service to the Company terminates for any reason, any vested Option shall be cancelled upon the first to occur of (i) the first anniversary of the date that shares of the Company's Common Stock are first listed on a national stock exchange or a national market system, and (ii) the tenth anniversary of the date of grant.

4. *Manner of Exercise.*

(a) *Exercise Agreement.* This Option shall be exercisable by delivery to the Company of an executed Exercise and Stockholder Agreement ("Exercise Agreement") in such form as may be approved or accepted by the Company, which shall set forth Optionee's election to exercise this Option with respect to some or all of the Shares subject to this Option, the number of Shares subject to this Option being purchased, and any restrictions imposed on the Shares subject to this Option (including, without limitation, vesting or performance-based restrictions, rights of the Company to re-purchase Shares acquired pursuant to the exercise of an Option, voting restrictions, investment intent restrictions, restrictions on transfer, "first refusal" rights of the Company to purchase Shares acquired pursuant to the exercise of an Option prior to their sale to any other person, "drag along" rights requiring the sale of shares to a third party purchaser in certain circumstances, "lock up" type restrictions in the case of an initial public offering of the Company's stock, restrictions or limitations that would be applied to stockholders under any applicable restriction agreement among the stockholders, and restrictions under applicable federal securities laws, under the requirements of any stock exchange or market upon which such Shares are then listed and/or traded, and/or under any blue sky or state securities laws applicable to such Shares). The Company may modify the required Exercise Agreement at any time for any reason consistent with the Plan. If the Optionee receives a hardship distribution from a Code §401(k) plan of the Company, or any Parent or Subsidiary, this Option may not be exercised during the six (6) month period following the hardship withdrawal (unless the Company determines that such exercise would not jeopardize the tax-qualification of such Code §401(k) plan).

(b) *Exercise Price.* Such Exercise Agreement shall be accompanied by full payment of the Exercise Price for the Shares being purchased. Payment for the Shares being purchased may be made in U.S. dollars in cash (by check), or by delivery to the Company of a number of Shares which have been owned and completely paid for by the holder for at least six (6) months prior to the date of exercise (*i.e.*, "mature shares" for accounting purposes) having an aggregate fair market value equal to the amount to be tendered, or a combination thereof. In addition, this Option may be exercised through a brokerage transaction following registration of the Shares under Section 12 of the Securities Exchange Act of 1934 as permitted under the provisions of Regulation T promulgated by the Federal Reserve Board applicable to cashless exercises.

(c) *Withholding Taxes.* Prior to the issuance of Shares upon exercise of this Option, Optionee must pay, or make adequate provision for, any applicable federal or state withholding obligations of the Company. Optionee may provide for payment of withholding taxes upon exercise of the Option by requesting that the Company retain Shares with a Fair Market Value equal to the minimum amount of taxes required to be withheld. In such case, the Company shall issue the net number of Shares to Optionee by deducting the Shares retained from the Shares exercised.

(d) *Issuance of Shares.* Provided that such Exercise Agreement and payment are in form and substance satisfactory to counsel for the Company, the Company shall cause the Shares purchased to be issued in the name of Optionee or Optionee's legal representative. Optionee shall not be considered a Stockholder until such time as Shares have been issued as noted on the stockholder register of the Company.

5. *Notice of Disqualifying Disposition of ISO Shares.* If this Option is an ISO, and if Optionee sells or otherwise disposes of any of the Shares acquired pursuant to this ISO on or before the later of (a) the date two (2) years after the Grant Date, or (b) the date one (1) year after exercise of the ISO, with respect to the Shares to be sold or disposed, Optionee shall and hereby agrees to immediately notify the Company in writing of such sale or disposition. Optionee acknowledges and agrees that Optionee may be subject to income tax withholding by the Company on the compensation income recognized by Optionee from any such early disposition by payment in cash or out of the current wages or earnings payable to Optionee, and Optionee agrees to remit same to Company upon request. Optionee also hereby agrees that Optionee shall include the compensation from such early disposition in the Optionee's gross income for federal tax purposes.

6. *Nontransferability of Option.* This Option may not be transferred in any manner, other than by will or by the laws of descent and distribution. In addition, except as expressly permitted under the Plan for NQSOs, during

Optionee's lifetime, this Option may only be exercised Optionee. The terms of this Option shall be binding upon the executor, administrators, successors and assigns of Optionee. However, if this Option is a NQSO, it may be transferred to the extent allowed by the Plan.

7. *Tax Consequences*. OPTIONEE UNDERSTANDS THAT THE GRANT AND EXERCISE OF THIS OPTION, AND THE SALE OF SHARES OBTAINED THROUGH THE EXERCISE OF THIS OPTION, MAY HAVE TAX IMPLICATIONS THAT COULD RESULT IN ADVERSE TAX CONSEQUENCES TO OPTIONEE. OPTIONEE REPRESENTS THAT OPTIONEE HAS CONSULTED WITH, OR WILL CONSULT WITH, HIS OR HER TAX ADVISOR; OPTIONEE FURTHER ACKNOWLEDGES THAT OPTIONEE IS NOT RELYING ON THE COMPANY FOR ANY TAX, FINANCIAL OR LEGAL ADVICE; AND IT IS SPECIFICALLY UNDERSTOOD BY THE OPTIONEE THAT NO REPRESENTATIONS OR ASSURANCES ARE MADE AS TO THE QUALIFICATION OF THIS OPTION AS AN ISO OR AS TO ANY PARTICULAR TAX TREATMENT WITH RESPECT TO THE OPTION. OPTIONEE ALSO ACKNOWLEDGES THAT EXERCISE OF AN ISO OPTION MUST GENERALLY OCCUR WITHIN NINETY (90) DAYS OF TERMINATION OF EMPLOYMENT, REGARDLESS OF ANY LONGER PERIOD ALLOWED BY THIS STOCK OPTION AGREEMENT.

8. *Interpretation*. Any dispute regarding the interpretation of this Stock Option Agreement shall be submitted to the Board or the Committee, which shall review such dispute in accordance with the Plan. The resolution of such a dispute by the Board or Committee shall be final and binding on the Company and Optionee.

9. *Entire Agreement and Other Matters*. The Plan and the Exercise Agreement are incorporated herein by this reference. Optionee acknowledges and agrees that the granting of this Option constitutes a full accord, satisfaction and release of all obligations or commitments made to Optionee by the Company or any of its officers, directors, stockholders or affiliates with respect to the issuance of any securities, or rights to acquire securities, of the Company or any of its affiliates. This Stock Option Agreement, the Plan and the Exercise Agreement constitute the entire agreement of the parties hereto, and supersede all prior understandings and agreements with respect to the subject matter hereof. This Stock Option Agreement and the underlying Option are void *ab initio* unless this Certificate has been executed by the Optionee and the Optionee has agreed to all terms and provisions hereof.

10. *Vesting and Exercise of Shares*. Subject to the terms of the Plan, this Stock Option Agreement and the Exercise Agreement, the Optionee shall be entitled to purchase, pursuant to the exercise of this Option, the percentage of the Shares subject to this Option shown below based upon the time elapsed from the Grant Date of this Option (as noted hereon) at the time of exercise:

Vesting Schedule:	
Percentage Vested:	*Date:*

If the above calculation of Shares available for purchase through exercise of this Option would result in a fraction, any fraction will be rounded to zero. Employees of the Company must have engaged in Continuous Service to the Company throughout the respective vesting period. For purposes of this Stock Option Agreement, "Continuous Service" means a period of continuous performance of services by Optionee for the Company, a Parent, or a Subsidiary, as determined by the Board in its sole and absolute discretion.

11. *Special California Provisions.* Anything contained in this Stock Option Agreement or the Plan to the contrary notwithstanding, in order for the grant or exercise of this Option to be exempt from the securities laws of the State of California, the following provisions apply in the event that the Optionee is a resident of State of California: (i) the total number of shares issuable upon exercise of all outstanding Stock Incentives under the Plan plus the total number of shares issuable under any other stock option, stock bonus or similar plan of the Company shall not exceed thirty percent (30%) of the then outstanding shares of capital stock of the Company, measured on an as converted to common basis, unless a percentage higher than thirty percent (30%) is approved by at least two-thirds of the Company's outstanding capital stock; (ii) the Company hereby represents that the Exercise Price of this Option is at least 85% of the Fair Market Value of a share of Common Stock (110% of Fair Market Value of a share of Common Stock if the Participant owns more than 10% of the combined voting power of all classes of stock of the Company); (iii) Optionee shall receive the annual financial statements of the Company in accordance with Section 260.140.46 of Title 10 of the California Code of Regulations; and (iv) Optionee shall be delivered a copy of the Plan with this Stock Option Agreement.

EXHIBIT 10.2

AMENDED AND RESTATED
DISTRIBUTION REINVESTMENT PLAN
Behringer Harvard Opportunity REIT I, Inc.
Effective as of April 5, 2006

Behringer Harvard Opportunity REIT I, Inc., a Maryland corporation (the "Company"), has adopted this amended and restated distribution reinvestment plan (the "Plan"), administered by the Company or an unaffiliated third-party (the "Administrator"), as agent for participants in the Plan ("Participants"), on the terms and conditions set forth below.

1.　　　Election to Participate. Any purchaser of shares of common stock of the Company, par value $.0001 per share (the "Shares"), may become a Participant by making a written election to participate on such purchaser's subscription agreement at the time of subscription for Shares. Any stockholder who has not previously elected to participate in the Plan, and subject to Section 10(b) herein, any participant in any previous or subsequent publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or its affiliates, including but not limited to Behringer Harvard REIT I, Behringer Harvard Short-Term Opportunity Fund I LP and the Behringer Harvard Mid-Term Value Enhancement Fund I LP ("Affiliated Programs"), may so elect at any time by completing and executing an authorization form obtained from the Administrator or any other appropriate documentation as may be required by the Administrator. Participants generally are required to have the full amount of their cash distributions (other than "Designated Special Distributions" as defined below) with respect to all Shares or shares of stock or units of limited partnership interest of an Affiliated Program (collectively "Securities") owned by them reinvested pursuant to the Plan. However, the Administrator shall have the sole discretion, upon the request of a Participant, to accommodate a Participant's request for less than all of the Participant's Securities to be subject to participation in the Plan.

2.　　　Distribution Reinvestment Plan. The Administrator will receive all cash distributions (other than "Designated Special Distributions" as defined below) paid by the Company or an Affiliated Program with respect to Securities of Participants (collectively, the "Distributions"). Participation will commence with the next Distribution payable after receipt of the Participant's election pursuant to Paragraph 1 hereof, provided it is received at least ten days prior to the last day of the month to which such Distribution relates. Subject to the preceding sentence, regardless of the date of such election, a holder of Securities will become a Participant in the Plan effective on the first day of the month following such election, and the election will apply to all Distributions attributable to such month and to all months thereafter. As used in this Plan, the term "Designated Special Distributions" shall mean those cash or other distributions designated as Designated Special Distributions by the Board of the Company or board or general partner of an Affiliated Program, as applicable.

3.　　　General Terms of Plan Investments. The Administrator will apply all Distributions subject to this Plan, as follows:

(a)　　　Prior to the termination of the Company's initial public offering of the Shares reserved for issuance under the Plan pursuant to the Company's prospectus dated September 20, 2005, as thereafter amended or supplemented (the "Initial Offering"), the Administrator will invest Distributions in Shares at a price of $9.50 per Share regardless of the price per Security paid by the Participant for the Securities in respect of which the Distributions are paid.

(b)　　　After termination of the Initial Offering, the Administrator will invest Distributions in Shares that may (but are not required to) be supplied from either (i) Shares registered with the Securities and Exchange Commission (the "Commission") pursuant to an effective registration statement for Shares for use in the Plan (a "Future Registration") or (ii) Shares purchased by the Administrator for the Plan in a secondary market (if available) or on a national stock exchange or the Nasdaq National Market System (if listed) (collectively, the "Secondary Market") and registered with the Commission for resale pursuant to the Plan. Shares purchased on the Secondary Market as set forth in (ii) above will be purchased at the then-prevailing market price, and the average price paid by the Administrator for all such purchases for a single Distribution will be utilized for purposes of determining the purchase price for Shares purchased under the Plan on such investment date; however, in no event will the purchase price for Shares purchased under the Plan be less than 95% of the market price for Shares on the investment date. Shares acquired by the Administrator on the Secondary Market or registered in a Future Registration for use in the Plan may be at prices lower or higher than the per Share price that will be paid for the Shares purchased for the Plan pursuant to the Initial Offering and any subsequent offering. If the Administrator acquires Shares in the Secondary Market for use in the Plan, the Administrator shall use reasonable efforts to acquire Shares for use in the Plan at the lowest price then reasonably available. However, the Administrator does not in any respect guaranty or warrant that the Shares so acquired and purchased by the Participants in the Plan will be at the lowest possible price. Further, irrespective of the Administrator's ability to acquire Shares in the Secondary Market or the Company's ability to complete a Future Registration for shares to be used in the Plan, neither the Administrator nor the Company is in any way obligated to do either.

(c)   If a Participant designates in writing that such Participant's broker who made the initial sale of Securities to the Participant shall receive commissions for purchases under the Plan, then such broker shall be paid a selling commission not to exceed 1% of value of the Shares purchased under the Plan (reduced commission rates will apply as set forth in paragraph (a) above). No dealer manager fee will be paid for Shares purchased pursuant to the Plan. Each Participant is permitted to identify, change or eliminate the name of his account executive at a participating broker-dealer with respect to Shares purchased pursuant to the Plan. In the event that no account executive is identified, or in the event that the account executive is not employed by a broker-dealer having a valid selling agreement with the dealer manager, no selling commission will be paid with respect to such purchases. If no such broker is designated, or if the Participant designates only a portion of the selling commission to be paid to the Participant's broker, the amount that would have been paid as a selling commission will be retained and used by the Company.

(d)   For each Participant, the Administrator will maintain an account which shall reflect for each month the Distributions received by the Administrator on behalf of such Participant. A Participant's account shall be reduced as purchases of Shares are made on behalf of such Participant.

(e)   Distributions shall be invested in Shares by the Administrator promptly following the payment date with respect to such Distributions to the extent Shares are available for purchase under the Plan. If sufficient Shares are not available, any such funds that have not been invested in Shares within 30 days after receipt by the Administrator will be distributed to the Participants. Any interest earned on such accounts will be paid to the Company and is and will become the property of the Company.

(f)   Fractional Shares, computed to four decimal places, shall be purchased for each Participant account, if applicable. The ownership of the Shares shall be reflected on the books of the Company or its transfer agent.

4.   Distribution of Funds. In making purchases for Participants' accounts, the Administrator may commingle Distributions attributable to Securities owned by Participants and any additional payments received from Participants pursuant to the Company's automatic payment plan.

5.   Absence of Liability. Neither the Company nor the Administrator shall have any responsibility or liability as to the value of the Shares, any change in the value of the Shares acquired for the Participant's account, or the rate of return earned on, or the value of, the interest-bearing accounts in which Distributions are invested. Neither the Company nor the Administrator shall be liable for any act done in good faith, or for any good faith omission to act, including, without limitation, any claims of liability (a) arising out of the failure to terminate a Participant's participation in the Plan upon such Participant's death prior to receipt of notice in writing of such death and the expiration of 15 days from the date of receipt of such notice and (b) with respect to the time and the prices at which Shares are purchased for a Participant.

6. <u>Suitability</u>.

(a) Each Participant shall notify the Administrator in the event that, at any time during his participation in the Plan, there is any material change in the Participant's financial condition or inaccuracy of any representation under the Subscription Agreement for the Participant's initial purchase of Securities.

(b) For purposes of this Paragraph 6, a material change shall include any anticipated or actual decrease in net worth or annual gross income or any other change in circumstances that would cause the Participant to fail to meet the suitability standards set forth in the Company's prospectus for the Participant's initial purchase of Securities.

7. <u>Reports to Participants</u>. Within 60 days after the end of each fiscal quarter, the Administrator will mail to each Participant a statement of account describing, as to such Participant, the Distributions received during the quarter, the number of Shares purchased during the quarter, the per Share purchase price for such Shares, and the total Shares purchased on behalf of the Participant pursuant to the Plan. Each statement shall also advise the Participant that, in accordance with Paragraph 6(a) hereof, the Participant is required to notify the Administrator in the event that there is any material change in the Participant's financial condition or if any representation made by the Participant under the subscription agreement for the Participant's initial purchase of Securities becomes inaccurate. Tax information regarding a Participant's participation in the Plan will be sent to each Participant by the Company or the Administrator at least annually.

8. <u>No Drawing</u>. No Participant shall have any right to draw checks or drafts against the Participant's account or give instructions to the Company or the Administrator except as expressly provided herein.

9. <u>Taxes</u>. Taxable Participants may incur a tax liability for Company Distributions even though they have elected not to receive their Distributions in cash but rather to have their Distributions held in their account under the Plan.

10. <u>Reinvestment in Subsequent Programs</u>. (a) After the termination of the Initial Offering, the Company may determine, in its sole discretion, to cause the Administrator to provide to each Participant notice of the opportunity to have some or all of such Participant's Distributions (at the discretion of the Administrator and, if applicable, the Participant) invested through the Plan in any publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or an Affiliated Program (a "Subsequent Program"). If the Company makes such an election, Participants may invest Distributions in equity securities issued by such Subsequent Program through the Plan only if the following conditions are satisfied:

(i) prior to the time of such reinvestment, the Participant has received the final prospectus and any supplements thereto offering interests in the Subsequent Program and such prospectus allows investment pursuant to a distribution reinvestment plan;

(ii) a registration statement covering the interests in the Subsequent Program has been declared effective under the Securities Act of 1933, as amended;

(iii) the offering and sale of such interests are qualified for sale under the applicable state securities laws;

(iv) the Participant executes the subscription agreement included with the prospectus for the Subsequent Program; and

(v) the Participant qualifies under applicable investor suitability standards as contained in the prospectus for the Subsequent Program.

(b) The Company may determine, in its sole discretion, to cause the Administrator to allow one or more participants of other publicly offered limited partnership, real estate investment trust or other real estate program sponsored by the Company or an Affiliated Program (a "Prior Program") to become a "Participant." If the

Company makes such an election, such Participants may invest distributions received from the Prior Program in Shares through this Plan, if the following conditions are satisfied:

(i)   Prior to the time of such reinvestment, such Participant has received the final prospectus and supplements thereto offering the Shares;

(ii)   A registration statement covering the Shares has been declared effective under the Securities Act of 1933, as amended;

(iii)   The offering and sale of the Shares are qualified for sale under the applicable state securities laws;

(iv)   The Participant executes the subscription agreement included with the Company's prospectus; and

(v)   The participant qualifies under applicable investor suitability standards as contained in the Company's prospectus.

11.   Termination.

(a)   A Participant may terminate or modify his participation in the Plan at any time by written notice to the Administrator. To be effective for any Distribution, such notice must be received by the Administrator at least ten days prior to the last day of the month to which such Distribution relates.

(b)   Prior to the listing of the Shares on a national stock exchange or inclusion of the Shares for quotation on the Nasdaq National Market System, a Participant's transfer of Shares will terminate participation in the Plan with respect to such transferred Shares as of the first day of the quarter in which such transfer is effective, unless the transferee of such Shares in connection with such transfer demonstrates to the Administrator that such transferee meets the requirements for participation hereunder and affirmatively elects participation by delivering an executed authorization form or other instrument required by the Administrator.

(c)   The Administrator may terminate a Participant's individual participation in the Plan, and the Company may terminate the Plan itself, at any time by ten days' prior written notice to a Participant, or to all Participants, as the case may be.

(d)   After termination of the Plan or termination of a Participant's participation in the Plan, the Administrator will send to each Participant (i) a statement of account in accordance with Paragraph 7 hereof, and (ii) a check for the amount of any Distributions in the Participant's account that have not been invested in Shares. Any future Distributions with respect to such former Participant's Shares made after the effective date of the termination of the Participant's participation in the Plan will be sent directly to the former Participant or to such other party as the Participant has designated pursuant to an authorization form or other documentation satisfactory to the Administrator.

12.   State Regulatory Restrictions. The Administrator is authorized to deny participation in the Plan to residents of any state which imposes restrictions on participation in the Plan that conflict with the general terms and provisions of this Plan, including, without limitation, any general prohibition on the payment of broker-dealer commissions or dealer manager fees for purchases under the Plan.

13.   Notice. Any notice or other communication required or permitted to be given by any provision of this Plan shall be in writing and, if to the Administrator, addressed to Investor Services Department, 15601 Dallas Parkway, Suite 600, Addison, Texas 75001, or such other address as may be specified by the Administrator by written notice to all Participants. Notices to a Participant may be given by letter addressed to the Participant at the Participant's last address of record with the Administrator. Each Participant shall notify the Administrator promptly in writing of any change of address.

14.   Amendment. The terms and conditions of this Plan may be amended or supplemented by the Company at any time, including but not limited to an amendment to the Plan to substitute a new Administrator to act as agent for the Participants, by mailing an appropriate notice to each Participant at least 30 days prior to the effective date of the amendment or supplement. Such amendment or supplement shall be deemed conclusively accepted by each Participant except those Participants from whom the Administrator receives written notice of termination prior to the effective date thereof.

15.   Governing Law. **THIS PLAN AND PARTICIPANT'S ELECTION TO PARTICIPATE IN THE PLAN SHALL BE GOVERNED BY THE LAWS OF THE STATE OF MARYLAND.**

16.   Participation by Limited Partners of Behringer Harvard Opportunity OP I, LP. For purposes of this Plan, "stockholders" shall be deemed to include limited partners of Behringer Harvard Opportunity OP I, LP (the "Partnership"), "Participants" shall be deemed to include limited partners of the Partnership that elect to participate in the Plan, and "Distribution," when used with respect to a limited partner of the Partnership, shall mean cash distributions on limited partnership interests held by such limited partner.

EXHIBIT 99.1



For Immediate Release

Behringer Harvard Opportunity
REIT Appoints Additional Directors

New Directors Bring a Wealth of Experience in Commercial Real Estate

DALLAS, February 23, 2006 – Behringer Harvard Opportunity REIT I, Inc. has appointed Steven J. Kaplan and Robert S. Aisner to the company's board of directors.

"I'm pleased to welcome both of these seasoned executives to the board. Each offers broad-based commercial real estate expertise that will be a valuable asset to us," said Robert M. Behringer, chairman and CEO of Behringer Harvard. "This welcome opportunity to renew our relationship with Steve also enables our president to join the board while maintaining a majority of independent directors."

Steven J. Kaplan will serve as an independent director on the audit and nominating committees and as chairperson of the compensation committee. With nearly three decades of experience in the commercial real estate industry, Kaplan is an expert in real estate acquisitions, property valuation, capital markets, the national and international hospitality industry, national and international real estate brokerage, and property management. He served as an independent director of Behringer Harvard REIT I, Inc. from May 2003 to April 2004.

Early in his career, Kaplan was a principal of Edgewood Investment Corporation, a regional real estate firm that acquired, operated and ultimately sold a number of apartment communities, shopping centers, office buildings and hotels. Thereafter, Kaplan became president and chief executive officer of Landauer Associates Inc., a national valuation and consulting firm. When Landauer was sold in 1999 to Grubb & Ellis, an international brokerage and property management firm, he was appointed to serve as chief operating officer. Since leaving Grubb & Ellis in 2000, Kaplan has served as an adviser to a number of leading real estate service providers and has been active in many commercial real estate investments. He holds a bachelor of science degree from the University of Illinois and a Juris Doctor degree from Northwestern University.

Robert S. Aisner serves as president and chief operating officer (COO) of Behringer Harvard Opportunity REIT I, Inc. In addition, he is President and COO and a principal of Behringer Harvard Holdings, a director and president and COO of Behringer Harvard REIT I, Inc., and president and COO of other Behringer Harvard companies. Since joining Behringer Harvard in February 2003, Aisner has been instrumental in creating an operational environment that has fostered the rapid growth of Behringer Harvard.

During a career of more than 30 years in commercial real estate, Aisner also has held senior management positions at AMLI Residential Properties Trust and HRW Resources, Inc. He holds a bachelor of arts degree from Colby College and a master of business administration degree from the University of New Hampshire.

About Behringer Harvard
Behringer Harvard is an investment company that offers a diverse selection of real estate funds reflecting core, value-added and opportunistic investment strategies. Its publicly registered non-traded REITs and limited partnerships provide strategic opportunities for sellers of institutional-quality real estate as well as individual investors seeking to diversify their portfolios. The company's finite-life programs, offered through the independent broker dealer community, generally feature a total return focus and the financial transparency of public securities. For more information, call toll-free 866.655.3600 or visit behringerharvard.com.

This release contains forward-looking statements relating to the business and financial outlook of Behringer Harvard Opportunity REIT I, Inc. and Behringer Harvard REIT I, Inc. that are based on our current expectations, estimates, forecasts and projections and are not guarantees of future performance. Actual results may differ materially from those expressed in these forward-looking statements, and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the Risk Factors sections of the offering documents for the offering of equity of Behringer Harvard Opportunity REIT I, Inc. and Behringer Harvard REIT I, Inc. Forward-looking statements in this document speak only as of the date on which such statements were made, and we undertake no obligation to update any such statements that may become untrue because of subsequent events. We claim the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Contacts

Katie Myers	Jason Mattox	Barbara Marler
Richards/Gravelle	Executive Vice President	Marketing Communications
katie_myers@richards.com	Behringer Harvard	Manager
214.891.5842	jmattox@behringerharvard.com	Behringer Harvard
	866.655.3600	bmarler@behringerharvard.com
		469.341.2312